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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                              PIER 1 IMPORTS, Inc.
                              --------------------
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    720279108
                                 --------------
                                 (CUSIP Number)

                                 with copies to:

Jon Scheving Thorsteinsson      John M. Reiss, Esq.      David M. Barbash, Esq.
          Arev                  Gregory Pryor, Esq.     Danika M. Haueisen, Esq.
      Bankastraeti 5             White & Case LLP          Nixon Peabody LLP
      101 Reykjavik         1155 Avenue of the Americas    437 Madison Avenue
   Republic of Iceland           New York, NY 10036        New York, NY 10022
     +44 7843 462247              (212) 819-8247             (212) 940-3121
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 20, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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

SCHEDULE 13D

CUSIP No. 720279108

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Jakup a Dul Jacobsen

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       OO (see Item 3)
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Denmark
--------------------------------------------------------------------------------
NUMBER OF SHARES          7   SOLE VOTING POWER
BENEFICIALLY OWNED            0
BY EACH REPORTING         ------------------------------------------------------
PERSON WITH               8   SHARED VOTING POWER
                              8,594,200(1)
                          ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              8,594,200(1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,594,200(1)
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.90%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       IN
--------------------------------------------------------------------------------

(1) Jakup a Dul Jacobsen may be deemed to be the beneficial owner of the shares of common stock of Pier 1 Imports, Inc. reported herein by Lagerinn ehf through his direct ownership of Lagerinn ehf. See Item 3.

SCHEDULE 13D

CUSIP No. 720279108

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Lagerinn ehf

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC, BK, OO (see Item 3)
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Republic of Iceland
--------------------------------------------------------------------------------
NUMBER OF SHARES          7   SOLE VOTING POWER
BENEFICIALLY OWNED            0
BY EACH REPORTING         ------------------------------------------------------
PERSON WITH               8   SHARED VOTING POWER
                              8,594,200(1)
                          ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              8,594,200(1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       8,594,200(1)
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       9.90%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       CO
--------------------------------------------------------------------------------

(1) Lagerinn ehf may be deemed to be the beneficial owner of the shares of common stock of Pier 1 Imports, Inc. through its direct ownership of certain shares of common stock and certain arrangements with Kaupthing Bank hf. See Item 3.

SCHEDULE 13D

CUSIP No. 720279108

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSONS
       Kaupthing Bank hf.

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC (see Item 3)
--------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Republic of Iceland
--------------------------------------------------------------------------------
NUMBER OF SHARES          7   SOLE VOTING POWER
BENEFICIALLY OWNED            0
BY EACH REPORTING         ------------------------------------------------------
PERSON WITH               8   SHARED VOTING POWER
                              4,251,800(1)
                          ------------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          ------------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              4,251,800(1)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       4,251,800(1)
--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                       [X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.90%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       BK
-------------------------------------------------------------------------------

(1) Kaupthing Bank hf. may be deemed to be the beneficial owner of the shares of common stock of Pier 1 Imports, Inc. through arrangements with Lagerinn ehf. Kaupthing Bank hf. hereby disclaims beneficial ownership of the shares of common stock of Pier 1 Imports, Inc. held by Lagerinn ehf other than pursuant to such arrangements. See Item 3.

     The statement on Schedule 13D filed on February 6, 2006 (the "Schedule 13D"), relating to the common stock, $1.00 par value per share (the "Common Stock"), of Pier 1 Imports, Inc., a Delaware corporation (the "Issuer"), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

     Item 4 of the Schedule 13D is hereby amended and restated as follows:

     The acquisition of the Shares by the Reporting Persons is for investment purposes. On March 20, 2006, Palli Limited, a wholly owned subsidiary of Lagerinn, purchased all of the shares of The Pier Retail Group, Ltd., and its subsidiaries ("The Pier"), a subsidiary of the Issuer for GBP 1 pound sterling. In connection with such purchase, the Issuer assigned to Palli Limited various intercompany debts owing to the Issuer from The Pier for GBP 8,540,195, subject to a post-closing working capital adjustment, if any.
The Pier consists of over 45 stores and concessions located in the United Kingdom and Ireland. The foregoing summary of The Pier transaction is qualified in its entirety by reference to the Purchase and Sale Agreement, a copy of which is filed as Exhibit F to this Statement.

     Lagerinn intends to monitor the Company's business, trading performance, operating results, financial position and prospects and may modify its plans in the future. In its capacity as a shareholder, Lagerinn has contacted and held discussions with members of the Company's management and may contact the Company's board of directors or management again in the future. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, no Reporting Person, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has any present plan or proposal that relates to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c)  A sale or transfer of a material amount of assets of the Issuer;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

ITEM 6. CONTRACTS, AGREEMENTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The  information set forth, or incorporated by reference, in Item 3 and
Item 4 is hereby incorporated by this reference in this Item 6.

     Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships among the Reporting Persons or the persons set forth on Schedule A, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is supplemented as follows:

Exhibit No.   Description
-----------   ------------------------------------------------------------------

     A        Agreement among Jacobsen, Lagerinn and Kaupthing, dated
              February 6, 2006 to file this Statement jointly on behalf of each of them.*

     B Agreement Concerning Swap Agreement On Equity, dated October 31, 2005 by and between Kaupthing and Lagerinn.*

     C Agreement Concern ing Swap Agreement On Equity, dated November 13, 2005 by and between Kaupthing and Lagerinn.*

     D Agreement Concerning Swap Agreement On Equity, dated December 9, 2005 by and between Kaupthing and Lagerinn.*

     E Committed Revolving Credit Facility, dated February 6, 2006 between Lagerinn and Landsbanki.*

     F Sale and Purchase Agreement, dated March 20, 2006, by and among PIR Trading, Inc., Pier 1 Imports (U.S.), Inc., Palli Limited and Lagerinn ehf.

     * Previously filed with the Securities and Exchange Commission on February 6, 2006 as an exhibit to the Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2006

                                       JAKUP A DUL JACOBSEN


                                        /s/ Jakup a Dul Jacobsen
                                       -----------------------------------------


                                       LAGERINN EHF


                                        /s/ Sigurdur Berntsson
                                       -----------------------------------------
                                       Name:  Sigurdur Berntsson
                                       Title: Chief Financial Officer

                                KAUPTHING BANK HF.


                                       /s/ Hannes Frimann Hrolfsson
                                       -----------------------------------------
                                Name:  Hannes Frimann Hrolfsson
                                Title: Head of FX and Derivatives Sales Treasury
                                       of Kaupthing Bank Iceland


                                       /s/ Bjork Thorarinsdottir
                                       -----------------------------------------
                                Name:  Bjork Thorarinsdottir
                                Title: Deputy Managing Director Corporate
                                       Banking Treasury of Kaupthing Bank
                                       Iceland